UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53738

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EquiLend LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Paul Nigrelli	(212) 901-2228	Paul.Nigrelli@EquiLend.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EquiLend LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JORDAN L EMMERT
NOTARY PUBLIC, State of New York
No. 02EM6396869
Qualified in New York County
My Commission Expires August 26, 2023

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2021

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

TABLE OF CONTENTS

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
EquiLend LLC

Opinion on the financial statements

We have audited the statement of financial condition of EquiLend LLC, (a Delaware Limited Liability Company), (the “Company”) as of December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Grant Thornton

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2008.

New York, New York
February 24, 2022

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2021

Assets		
Cash and cash equivalents	$	5,476,357
Investments, at fair value		4,019,626
Accounts receivable		4,196,563
Due from affiliates		1,004,090
Total assets	$	14,696,636
Liabilities		
Deferred revenue and other liabilities	$	1,656,583
Due to affiliates		1,399,897
Total liabilities		3,056,480
Member's equity		
Accumulated profits		10,440,156
Member's contributions		1,200,000
Total member's equity		11,640,156
Total liabilities and member's equity	$	14,696,636

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered as an Alternative Trading System as a member of SEC and FINRA. In 2015, the Company became registered to conduct business in Australia and is now a registered with the Australian Securities & Investments Commission ("ASIC"). In 2020, the Company registered with the Ontario Securities Commission ("OSC") in Canada.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, EquiLend Asia Limited, DataLend LLC, EquiLend Clearing LLC, Automated Equity Finance Markets, Inc. and Orbisa LLC (collectively the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

Investments

Investments include investments in publicly traded mutual funds and exchange traded funds. All investments are carried at fair value which is determined by quoted prices at the measurement date.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company's accounts receivable arise from participation fees in the U.S. and abroad. The expected credit losses of receivable balances are regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the customer and current economic industry trends. Changes to expected credit losses

during the period would be recognized in earnings. There were no credit losses incurred in 2021 and no allowance for expected credit losses was established at December 31, 2021, as the Company believes that all of its accounts receivable balances will be collected.

Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. As such, the Company is not subject to income tax and all activity is included at the Parent level. Accordingly, the taxable income or loss of the Company is subject to the unincorporated business tax ("UBT") and is included in the UBT tax return of the Parent.

The Company had previously adopted the provisions for accounting for uncertain tax positions under ASC Topic 740, Income Taxes ("ASC 740"). As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. With limited exceptions, the statute of limitations is closed for tax year prior to 2017 The Company has not recognized penalties and interest related to the unrecognized tax benefits for the year ended December 31, 2021. As of December 31, 2021 the Company has no uncertain tax positions.

Fair Value of Financial Instruments

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to ASC 820 Fair Value Measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e., quoted prices for similar assets or liabilities in active markets).

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic

method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $5,965,998, which was $5,762,233 in excess of its required net capital of $203,765. The ratio of aggregate indebtedness to net capital was 0.51 to 1.

4. RELATED PARTIES

The Company earns participation fees from members or affiliates of members of the Parent. Accounts receivable included $678,723 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Europe Limited, EquiLend Limited and EquiLend Canada Corp. under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. Also under the Agreement, the Company acts as a billing agent for participation fees on behalf of these affiliates. Participation fees are earned by these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2021, the Company was owed $125,737, $3,230, and $445,879 from EquiLend Canada Corp., EquiLend Europe Limited, and EquiLend Limited, respectively.

EquiLend Asia Limited services clients in the Asia region on behalf of the Company. Costs associated with this service are funded by the Company through a cost plus arrangement by which the Company will pay EquiLend Asia Limited a reimbursement for expenses incurred plus an 8% markup. As of December 31, 2021, the Company was owed $17,418 from EquiLend Asia Limited.

Investments consist of $4,019,626 invested in mutual funds, exchange trades funds and certificate of deposit through an investment account with an affiliate of a member of the Parent. Cash and cash equivalents consists of $5,476,357 in multiple bank accounts with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company. The Parent also allocated service fees to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As of December 31, 2021, the Company owed the Parent $977,392, which is included in the due to affiliates balance on the Statement of Financial Condition.

The Company has a receivable of $404,560 from Automated Equity Finance Markets, Inc. for funds it received from clients on behalf of the Company. The Company has a payable to $388,654 to EquiLend Clearing LLC for funds it received from customers on their behalf.

5. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured as of December 31, 2021.

Description	Level 1	Level 2	Level 3	Decmber 31, 2021
	Financial Assets at Fair Value			
Exchange traded funds	$ 2,661,247	-	-	$ 2,661,247
Mutual funds	1,358,379	-	-	1,358,379
Total	$ 4,019,626	-	-	$ 4,019,626

6. CONTINGENCIES

The Company has been named as a defendant in an ongoing lawsuit, Iowa Public Employees' Retirement System et al. v. Bank of America Corporation et al. No. 1:17-cv-06221-KPF (S.D.N.Y.) and SL-x IP S.À.R.L. v. Bank of America Corporation, et al., No. 1:18-cv-10179 (S.D.N.Y.). Iowa Public Employees' Retirement System et al. v. Bank of America Corporation et al. No. 1:17-cv-06221-KPF (S.D.N.Y.) was dismissed in and 2021 and the plaintiffs filed an appeal which is still pending. While the results of this matter cannot be predicted with certainty, the Company believes that the final outcome of the lawsuit will not have a material adverse effect on the Company's financial position.

7. IMPLICATIONS OF COVID-19

The COVID-19 pandemic continued through 2021. The Company has taken measures to continue operations without jeopardizing the health of employees. These measures include a vaccination requirement for employees who return to the office as well social distancing measures which include the addition of partitions installed between each desk. The Company's revenues have increased from 2020 to 2021, despite the effects of the Covid-19 pandemic. The Company cannot reasonably estimate the length or severity of the Covid-19 pandemic's impact on operations in the future. Management will continue to monitor the situation as it unfolds and continue operations in the safest way possible.

8. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through February 24, 2022 (the date the financial statements were issued). The Company has determined that there are no material events that would require disclosure in the Company's financial statements.